Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax Robert W. Sweet, Jr. 617 832 1160 direct RWS@foleyhoag.com

July 16, 2014

Via EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Zosano Pharma Corporation
Registration Statement on Form S-1
Filed June 24, 2014
File No. 333-196983

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Zosano Pharma Corporation (the “Company”) related to the above-referenced filing (the “Registration Statement”), and is filed together with the Company’s pre-effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement in accordance with the Securities Act of 1933, as amended. As a courtesy to the Staff, two copies of Amendment No. 1 are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in Amendment No. 1 as compared to the Registration Statement.

Consistent with the Company’s supplemental response dated July 14, 2014, Amendment No. 1 is intended to be responsive to the comments of the Staff set forth in your letter dated July 9, 2014. Amendment No. 1 also reflects a bona fide estimate of the initial public offering price range for the Company’s common stock, gives effect to a 1-for-4 reverse split of the Company’s common stock that was effective on July 11, 2014, and reflects other changes to the Registration Statement, as indicated in the marked materials that will be provided under separate cover.

We are also in receipt of the Staff’s comment letter dated July 16, 2014 relating to the Company’s Confidential Treatment Request dated June 24, 2014. The Company intends

ATTORNEYS AT LAW	BOSTON | WASHINGTON | PARIS | FOLEYHOAG.COM

Mr. Jeffrey P. Riedler

July 16, 2014

to file tomorrow an Amendment No. 2 including a revised Exhibit 10.4, along with an amended and restated Confidential Treatment Request responsive to the Staff’s comments.

Please be advised that the Company intends to commence its road show tomorrow, and expects to request acceleration and price the offering on July 29, 2014. A formal acceleration request will follow in due course. Any help the Staff can provide in meeting this schedule will be most appreciated.

Thank you for your continued courtesy and assistance.

Should the Staff have any additional comments or questions, please feel free to contact me at (617) 832-1160 or in my absence, Jeffrey Quillen at (617) 832-1205 or Joel Needleman at (617) 832-3097.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

cc:	Mr. Vikram Lamba (Zosano Pharma Corporation)